Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	June 12, 2014

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
360 Funds (the “Trust”) (File No. 333-195775) on behalf of the IMS Capital Value Fund, the IMS Strategic Income Fund and the IMS Dividend Growth Fund (the “Funds”), the proposed new series of the Trust

Dear Ladies and Gentlemen:

At the request of Ms. Kathy Churko of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s response to oral comments received from Ms. Churko on June 12, 2014 in connection with the review of Pre-Effective Amendment Number 3 to the Trust’s Registration Statement on Form N-14, filed electronically on June 11, 2014.  Set forth below is a summary of the comment received from Ms. Churko and the Trust’s responses thereto.

Proxy Statement / Prospectus (together, the “Prospectus”) – Part A

1.
Comment:  Please confirm whether the phrase “Proposal 1” on pages 15 and 16 of the Prospectus in the fee table for the IMS Strategic Income Fund and IMS Dividend Growth Fund is a typographical error, and if so, please update the Prospectus to state “Proposal 2” and “Proposal 3,” respectively, through a Rule 497 filing following effectiveness of the Registration Statement.

Response:  The Trust confirms that the phrase “Proposal 1” on pages 15 and 16 of the Prospectus in the fee table for the IMS Strategic Income Fund and IMS Dividend Growth Fund is a typographical error, and will update the Prospectus to state “Proposal 2” and “Proposal 3,” respectively, through a Rule 497 filing following effectiveness of the Registration Statement.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
June 12, 2014

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of 360 Funds

cc:	Ms. Kathy Churko
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Randall Linscott
360 Funds
4520 Main Street
Suite 1425
Kansas City, MO 64111